Exhibit 99.45


                          [Letterhead of ADT Limited]

April 11, 1997

To the Common Shareholders

Dear Fellow Shareholders

We understand that Western Resources is corresponding with you, still hoping to acquire your ADT Common Shares by offering you a mixture of stock and cash with a maximum stated value of only $22.50. To put that in context, Western's maximum price is $6.50 less than the initial $29.00 value per ADT Common Share of ADT's proposed merger with Tyco International Ltd., based on the closing price per Common Share immediately prior to announcement of the Tyco merger.

We wish to remind you that ADT's board of directors has determined unanimously that Western's offer is inadequate and not in the best interest of ADT's shareholders. Accordingly, you are strongly urged not to sign or return any of the documents sent to you by Western or its agents.

                 INSTEAD OF VALUE, WESTERN OFFERS CONFUSION--
                                DON'T BE FOOLED

Yesterday, Western admitted that, after repeated solicitations of tenders for more than three weeks, owners of nearly all (or 99.9%) of ADT's Common Shares have not accepted the Western offer. Western also announced that its offer has been extended to June 17, 1997.

Until its most recent correspondence to you, the stack of offer documents sent to you by Western did not even mention the more valuable Tyco merger. Yesterday, in a misleading attempt to confuse you, Western sent you a letter stating that the superior value of the Tyco merger could be lost if the weighted average value of Tyco common stock remained below $56.00 for any ten trading day period after April 8, 1997. Western also informed you that the weighted average value of Tyco common stock during a five day trading period prior to April 8 was below $56.00.

We are beginning to think that Western takes pleasure in using facts to mislead you. We think Western would have been more forthcoming if it had acknowledged that the weighted average value of Tyco common stock has been well above $56.00 since April 8 -- a fact that Western knew full well but withheld from you when it wrote to you on April 9, when Tyco common stock closed at $58.50. Today, Tyco's common stock closed at $57.75, and ADT's common stock closed at $25.72.

              WESTERN IS OUT FOR ITS OWN GOOD -- AT YOUR EXPENSE

Western Resources has no legal obligation to look out for your interests. It has no fiduciary obligations toward you and is free to pursue its own personal and selfish agenda by any means available to it, which is exactly what it's doing.

Western admits that it wants to acquire your company to fulfill its own strategic business needs. To accomplish this goal, it is attempting to replace your board of directors with two of its own employees before it actually pays you anything. In fact, Western also admits that, if successful, it might control your company for an indefinite period of time without ever paying for your shares.

                 YOUR BOARD WILL MAXIMIZE SHARE VALUE FOR YOU

In contrast to Western, your board of directors has a fiduciary duty to act in what it believes to be your best interests. For this reason, among others, your board has unanimously rejected Western's offer and urges you not to sign or return any of the documents sent to you by Western or its agents. It's also why we support the superior value of the Tyco merger, which we have secured for you. We strongly urge you to ignore Western's attempts to confuse or otherwise fool you into accepting its offer in lieu of the greater value offered to you by the Tyco merger. For those few of you who have tendered your shares into the Western offer, we urge you to wake up to Western's game and withdraw your tenders to Western.

                     WAIT FOR THE ADT/TYCO PROXY STATEMENT

In the near future, you will receive a proxy statement from ADT containing a detailed description of the Tyco merger. At the moment, our proxy statement is on file with the Securities and Exchange Commission and we look forward to mailing this important document to you shortly.

Until then, we ask that you remain patient and trust that your company's board and management are doing what must be done to maximize value for you. We will be communicating with you again soon.

On behalf of the board of directors,


/s/ Michael A. Ashcroft


Michael A. Ashcroft
Chairman and Chief Executive Officer


CERTAIN ADDITIONAL INFORMATION

ADT Limited (the "Company") will be soliciting proxies against the proposals of Western Resources, Inc. (together with its subsidiaries, "Western") and revocations of proxies previously given to Western for such proposals. The following individuals may be deemed to be participants in the solicitation of proxies and revocations of proxies by the Company: ADT Limited, Michael A. Ashcroft, John E. Danneberg, Alan B. Henderson, James S. Pasman, Jr., Stephen
J. Ruzika, W. Peter Slusser, William W. Stinson, Raymond S. Troubh and Angela
E. Entwistle. As of March 17, 1997, Mr. Ashcroft is the beneficial owner of 11,075,718 of the Company's common shares, Mr. Danneberg is the beneficial owner of 102 of the Company's common shares, Mr. Henderson is the beneficial owner of 621 of the Company's common shares, Mr. Pasman is the beneficial owner of 2,000 of the Company's common shares, Mr. Ruzika is the beneficial owner of 1,157,405 of the Company's common shares, Mr. Slusser is the beneficial owner of 2,800 of the Company's common shares, Mr. Stinson is the beneficial owner of 3,010 of the Company's common shares, Mr. Troubh is the beneficial owner of 2,500 of the Company's common shares and Ms. Entwistle is the beneficial owner of 29,500 of the Company's common shares. The Company has retained Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") to act as its financial advisor in connection with Western's proposals. Merrill Lynch is an investment banking firm that provides a full range of financial services for institutional and individual clients. Merrill Lynch does not admit that it or any of its directors, officers or employees is a "participant" as defined in Schedule 14A ("Schedule 14A") promulgated by the Commission under the Securities Exchange Act of 1934, as amended, in the proxy solicitation, or that such Schedule 14A requires the disclosure of certain financial information concerning Merrill Lynch. In connection with Merrill Lynch's role as financial advisor to the Company, Merrill Lynch and the following investment banking employees of Merrill Lynch may communicate in person, by telephone or otherwise with a limited number of institutions, brokers or other persons who are shareholders of the Company: Barry Friedberg (Executive Vice President), Richard Johnson (Managing Director), Huston McCollough (Managing Director), Hugh O'Hare (Vice President), Robert Simensky (Vice President) and Paul Bastone (Associate). In the normal course of its business, Merrill Lynch regularly buys and sells securities issued by the company and its affiliates ("ADT Securities") for its own account and for the accounts of its customers, which transactions may result from time to time in Merrill Lynch and its associates having a net "long" or net "short" position in ADT Securities or option contracts with other derivatives in or relating to ADT Securities. As of February 28, 1997, Merrill Lynch held positions in ADT Securities as principal as follows: (i) net "short" 769,995 of the Company's common shares; (ii) net "long" 46,000 par amount of 9.25% Guaranteed Senior Subordinated Notes of the Company due August 1, 2003; and (iii) net "long" 31,509 Liquid Yield Option[Trademark] Notes of the Company due 2010, exchangeable for 889,499 of the Company's common shares.